Exhibit 12(b)

Seward & Kissel llp 901 K STREET, NW WASHINGTON, D.C. 20001

WRITER’S DIRECT DIAL:	TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184 WWW.SEWKIS.COM	ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421

November 7, 2025

AllianceBernstein L.P.

66 Hudson Boulevard East, 26th Floor

New York, New York 10001

Re:	Acquisition of the Assets and Assumption of the Liabilities of New York Municipal Portfolio of Sanford C. Bernstein Fund, Inc. by AB Active ETFs, Inc.

Ladies and Gentlemen:

I.       Introduction

We have acted as counsel to AB Active ETFs, Inc., a Maryland corporation (the “ETF Company”), on behalf of AB New York Intermediate Municipal ETF, a series of the ETF Company (the “Acquiring Fund”), in connection with the reorganization (the “Reorganization”) provided for in the Agreement and Plan of Acquisition and Termination relating to the Reorganization of the Assets and Liabilities of New York Municipal Portfolio of Sanford C. Bernstein Fund, Inc., a Maryland corporation (the “Mutual Fund Company”), among the ETF Company, on behalf of the Acquiring Fund and the Mutual Fund Company, on behalf of New York Municipal Portfolio, a series of the Mutual Fund Company (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), dated as of May 8, 2025 (the “Plan”). Pursuant to Section 7(d) of the Plan, the Acquired Fund and the Acquiring Fund have requested our opinion as to certain of the United States federal income tax consequences to the Acquiring Fund, the Acquired Fund and the shareholders of the Acquired Fund (“Acquired Fund Stockholders”) in connection with the Reorganization. Each capitalized term not defined herein has the meaning ascribed to that term in the Plan.

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II.       Relevant Facts

The Acquiring Fund and the Acquired Fund are each a series of an open-end management investment company registered with the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “Act”).

The Plan and the Reorganization have been approved by the Board of the Mutual Fund Company acting on behalf of the Acquired Fund and the Board of the ETF Company acting on behalf of the Acquiring Fund. The terms and conditions of the Reorganization are set forth in the Plan.

Pursuant to the Plan, the Acquired Fund will transfer all of its Assets to the Acquiring Fund in exchange for shares of the Acquiring Fund (“Acquisition Shares”) and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. At the Closing Date or as soon as reasonably practicable thereafter, the Acquired Fund will liquidate and distribute all of the Acquisition Shares that it received in connection with the Reorganization to the Acquired Fund Stockholders in exchange for all of the then outstanding shares of the Acquired Fund (“Acquired Fund Shares”), except for the fractional Acquired Fund Shares. The Acquired Fund will pay cash in lieu of exchanging fractional Acquisition Shares to the Acquired Fund Stockholders who hold fractional Acquired Fund Shares. Cash equal to the net asset value of the Acquired Fund Shares will also be paid to an Acquired Fund Stockholder who does not hold their Acquired Fund Shares in a brokerage account.

Upon completion of the Reorganization, almost all former Acquired Fund Stockholders (other than the Acquired Fund Stockholders who only own fractional Acquired Fund Shares and those who do not hold their Acquired Fund Shares in a brokerage account) will be the owners of the Acquisition Shares equal in net asset value as of the Closing Date to the net asset value of the Acquired Fund Shares such stockholder held prior to the Reorganization. Pursuant to the Plan, direct expenses related to the Reorganization, except for fees and expenses of independent counsel to members of the Board of Directors who are not “interested persons” of a Fund, will be allocated between AllianceBernstein L.P and the Funds. Legal expenses of the Acquiring Fund relating to the Reorganization will be borne by AllianceBernstein L.P and legal expenses of the Acquired Fund relating to the Reorganization will be borne by the Acquired Fund. Pursuant to the Plan, other offering expenses of the Acquiring Fund will be borne by AllianceBernstein L.P. With respect to the other Reorganization expenses, such expenses will be allocated 50% to the Acquiring Fund and borne by AllianceBernstein L.P., and 50% to the Acquired Fund.

The Acquiring Fund will have the same investment objective as the Acquired Fund had immediately prior to the Reorganization.

In rendering the opinions set forth below, we have examined the Registration Statement on Form N-14 of the Acquiring Fund relating to the Reorganization and such other documents and materials as we have deemed relevant. For purposes of rendering our opinions, we have relied exclusively, as to factual matters, upon the statements made in that Registration Statement and, with your approval, upon certain assumptions the correctness of each of which have been verified (or appropriately represented) to us by officers of the Mutual Fund Company

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on behalf of the Acquired Fund or by officers of the ETF Company, on behalf of the Acquiring Fund.

III.       Relevant Law

A corporation which is a “party to a reorganization” will not recognize gain or loss if it exchanges property pursuant to a plan of reorganization solely for stock or securities of another corporation which is a party to the reorganization.1 Likewise, the shareholders of a corporation which is a party to a reorganization will not recognize gain or loss if they exchange stock or securities of such corporation solely for stock or securities in such corporation or another corporation which is a party to the reorganization in pursuance of the plan of reorganization.2

In order to be a treated as a “reorganization,” a transaction must satisfy certain statutory requirements contained in Section 368.

Section 368(a)(1)(F) provides that a “reorganization” includes “a mere change in identity, form, or place of organization of one corporation, however effected.”

Treasury Regulations Section 1.368-2(m) provides six requirements for a reorganization to qualify under Section 368(a)(1)(F):

(1)	All of the stock of the acquiring corporation, including any stock of the acquiring corporation issued before the reorganization, must have been distributed (or deemed distributed) in exchange for stock of the acquired corporation in the reorganization;
(2)	The same person or persons must own all of the stock of the acquired corporation, immediately before the reorganization, and the acquiring corporation, immediately after the reorganization, in identical proportions, provided, however, that this requirement is not violated if one or more holders receive a distribution of money from the acquired corporation[3];
(3)	The acquiring corporation may not hold any property or have any tax attributes immediately before the reorganization;
(4)	The acquired corporation must completely liquidate, for federal income tax purposes, in the reorganization;
(5)	The acquiring corporation must be the only acquiring corporation; and

1 Code § 361. Unless otherwise noted, all references to the “Code” or a “Section” of the Code are to the United States Internal Revenue Code of 1986, as amended (the “Code”).

2 Code § 354.

3 Treas. Reg. §§ 1.368-2(m)(1)(i), 1.368-2(m)(4) Ex. 2; See also Rev. Rul. 96-29 (“a transaction will not fail to qualify as a reorganization under Section 368(a)(1)(F) if dissenters owning fewer than 1 percent of the outstanding shares of the corporation fail to participate in the transaction”).

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(6)	The acquired corporation must be the only acquired corporation.

Under Section 356, a shareholder of the acquired corporation who receives the property other than stock or securities of the acquiring corporation must recognize gain in an amount not in excess of the sum of money and the fair market value of other property.

The Reorganization will consist of a transfer of all of the assets of the Acquired Fund, a series of a Maryland corporation, to the Acquiring Fund, a newly formed series of a Maryland corporation (each such series is treated as a separate corporation for United States federal income tax purposes pursuant to Section 851(g)), in exchange solely for (i) the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund and (ii) shares of the Acquiring Fund, which will then be distributed to the corresponding Acquired Fund Stockholders in liquidation of the Acquired Fund. While the Acquired Fund will pay cash (i) in lieu of exchanging fractional shares and (ii) to an Acquired Fund Stockholder who does not hold its Acquired Fund Shares in a brokerage account that can accept the Acquisition Shares, these types of cash payments will not cause the Reorganization to fail to qualify under the Regulations. The Acquiring Fund will be formed solely for the purpose of effectuating the Reorganization and does not hold any property or have any tax attributes immediately before the Reorganization. Therefore, the Reorganization is a mere change in identity or form of the Acquired Fund and the Reorganization will satisfy the statutory language of Section 368(a)(1)(F) and the requirements of Treasury Regulations Section 1.368-2(m) to be treated as a “reorganization” described in Section 368(a)(1)(F). Although a Reorganization may also be described in another subsection of Section 368(a)(1) (such as Section 368(a)(1)(C)), a reorganization described in Section 368(a)(1)(F) that is also described in another subsection of Section 368(a)(1) will be treated as described only in Section 368(a)(1)(F).4

A reorganization under Section 368(a)(1)(F) is not required to satisfy the “continuity of business enterprise” or “continuity of interest” requirements established by judicial doctrine and Treasury Regulations.5

Section 381(a) provides that in the case of a reorganization described under Section 368(a)(1)(F), the acquiring corporation will succeed to certain items of the acquired corporation, including capital loss carryovers. Section 381(b) provides that the taxable year of a corporation in a reorganization described in Section 368(a)(1)(F) does not close.

IV.       Opinions

Based upon the foregoing and upon our review of the Code, the Treasury Regulations promulgated under the Code, published Revenue Rulings, Revenue Procedures and other published pronouncements of the IRS, the published opinions of the United States Tax Court and other Federal courts, and such other authorities as we consider relevant, each as they exist as of the date hereof, we are of the opinion that, for the United States federal income tax purposes:

4 Treas. Reg. § 1.368-2(m)(3)(iv)(B).

5 Treas. Reg. § 1.368-2(m)(2).

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(1)       The Acquiring Fund’s acquisition of all of the assets of the Acquired Fund in exchange solely for Acquisition Shares and the Acquiring Fund’s assumption of all of the liabilities of the Acquired Fund, followed by the Acquired Fund’s distribution of the Acquisition Shares to the Acquired Fund Stockholders actually or constructively in liquidation of the Acquired Fund, will constitute a “reorganization” described in Section 368(a)(1)(F), and both the Acquiring Fund and the Acquired Fund will be “a party to a reorganization” (within the meaning of Section 368(b)) with respect to the Reorganization.

(2)       The Acquired Fund will not recognize any gain or loss upon the transfer of its assets to the Acquiring Fund in exchange solely for Acquisition Shares and the Acquiring Fund’s assumption of the liabilities of the Acquired Fund. The Acquired Fund will not recognize any gain or loss on the subsequent distribution (whether actual or constructive) of those Acquisition Shares to the Acquired Fund Stockholders in exchange for their Acquired Fund Shares, except for gain or loss that must be recognized under the Code (A) on the transfer of “section 1256 contracts” as defined in Section 1256(b), (B) on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a), or (C) upon the transfer of an asset even if the transaction otherwise constitutes a nonrecognition transaction under the Code.

(3)       No gain or loss will be recognized by the Acquiring Fund as a result of the Reorganization.

(4)       No gain or loss will be recognized by the Acquired Fund Stockholders upon the distribution to them by the Acquiring Fund of the Acquisition Shares in exchange for their Acquired Fund Shares.

(5)       The aggregate tax basis of the Acquisition Shares received by each Acquired Fund Stockholder will be the same as the aggregate tax basis of the Acquired Fund Stockholder's Acquired Fund Shares immediately prior to the Reorganization.

(6)       The Acquiring Fund’s tax basis in each asset will be the same as the corresponding Acquired Fund’s tax basis therein immediately before the Reorganization.

(7)       An Acquired Fund Stockholder’s holding period for the Acquisition Shares received in the Reorganization will include such Acquired Fund Stockholder’s holding period for those Acquired Fund Shares exchanged therefor, provided the Acquired Fund Stockholder holds the Acquired Fund Shares as capital assets at the Closing Date.

(8)       To the extent an Acquired Fund Stockholder receives cash, the Acquired Fund Stockholder will recognize capital gains in an amount not in excess of the sum of money received.

(9)       The Acquiring Fund’s holding period with respect to the Acquired Fund asset will include the Acquired Fund’s holding period therefor.

(10)       A Reorganization will not result in the termination of the Acquired Fund’s taxable year and the Acquiring Fund will succeed to and take into account the items of the

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Acquired Fund, if any, described under Section 381(c), subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 and the Treasury Regulations thereunder.

Because our opinion is based upon current law, no assurance can be given that existing United States federal income tax laws will not be changed by future legislative or administrative or judicial interpretation, any of which could affect the opinion expressed above. This opinion is provided to you in connection with the Reorganization. This opinion may not be quoted or relied upon by any other person or entity, or for any other purpose, without our prior written consent.

Very truly yours, /s/ Seward & Kissel LLP